# RANBAXY

CORPORATE OFFICE :PLOT NO.90 SECTOR-32, GURGAON-122001 (HARYANA), INDIA
PHONE:91-124-4135000 FAX :91-124-4106490
E-mail: secretarial@ranbaxy.com

SEC:SE **BY AIR MAIL**
11th August, 2009

09046830

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International, Corporation Finance,
450, Fifth Street, N.W.
**WASHINGTON, D.C.20549**

SEC Mail Processing
Section

AUG 24 2009

Washington, DC
112

Dear Sir,

SUB: **i) Listing Application**
**ii) Form No.2-Return of Allotment**
**iii) Annual Return as on 29.05.2009**

RE: **123g3-2(b) EXEMPTION-FILE 82-3821**

SUPPL

Enclosed please find the copies of the following documents:

| S.No. | Listing Application / Form No.2 /Annual Return | Particulars |
|---|---|---|
| 1. | Listing Application | Filed with Stock Exchanges for Listing of 2,160 Equity Share of Rs.5/-each allotted on 13.07.2009 under Employees Stock Option Scheme. |
| 2. | Form No.2-Return of Allotment | Filed with Registrar of Companies-2,160 Equity Shares of Rs. each allotted on 13.07.2009 under Employees Stock Option Scheme. |
| 3. | Annual Return as on 29.05.2009 | Filed with Registrar of Companies. |

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

Encl: As above



8/27

Appendix XIII
LISTING APPLICATION
(By Listing Companies for Further Issues)

| | | |
|---|---|---|
| 1. | Name of Company | **RANBAXY LABORATORIES LTD** |
| 2. | New Issue of Capital.<br>(a) Date of issue<br>(b) Number of shares<br>(c) Proportion in which bonus issue Allotted of shareholders | NOT APPLICABLE |
| 3. | New Issue-<br>(a) Date of Issue<br>(b) Number of shares<br>(c) Issue Price<br>(d) Proportion in which right shares Offered against existing shares.<br>(e) Number of right shares allotted to Shares holders or their nominees. | <br>13.07.2009<br>2,160 Equity Shares of Rs.5/ each<br>As per statement attached. |
| 4. | New Issue of Capital- ADDITIONAL SHARES<br>(a) Number of shares applied for by Shareholders over and above Entitled shares.<br>(b) Number of additional shares Allotted.<br>(c) Basis of Allotment | NOT APPLICABLE |
| 5. | New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS<br>(a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar.<br>(b) Issue Price<br>(c) Shares offered by the company for Public subscription<br>(i) Number of shares allotted<br>(ii) Dates from and upto which list kept open for public Subscription.<br>(iii) Number of shares applied for By<br>(a) Public other than directors And underwriters or their Nominees.<br>(b) Directors<br>(c) underwriters and their<br>(d) nominees<br>(iv) Number of shares allotted to-<br>(a) Public other than directors | NOT APPLICABLE |

RANBAXY LABORATORIES LIMITED GURGAON

| | |
|---|---|
| And underwriters or their Nominees.<br>(b) directors | |
| © Underwriters and their Nominees.<br>(v) Largest number of shares Applied for and allotted to any applicant.<br>(vi) Basis of allotment.<br><br>(d) Shares not offered by the Company Public subscription.<br>(i) Number of shares not offered<br>(ii) Placing-number<br>(a) Retained by Company's underwriters and official brokers.<br>(b) placed with clients of Company's underwriters & Official brokers.<br>(c) placed with market.<br>(iii) Allotted with a view to offer for Sale.<br>(iv) Otherwise allotted.<br>(please given detailed particulars ) | |
| 6. Offer for Sale of Shares otherwise than By the Company.<br>(a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar<br>(b) Price at which shares offered for Sale.<br>(c) Shares offered for sale or the public;<br>(i) Number of share offered<br>(ii) Dates from and upto which list kept open for public subscription.<br>(iii) Number of shares applied for By-<br>(a) Public other than Directors and under Writers of their nominees<br>(b) directors<br>(c) underwriters & their nominees<br>(iv) Number of shares allotted to-<br>(a) Public other than Directors and underwriters of their | NOT APPLICABLE |

RANBAXY LABORATORIES LIMITED GURGAON

| | |
|---|---|
| Nominees.<br>(b) directors<br>(c) underwriters & their nominees<br>(v) Largest number of shares applied for and allocated to any applicant.<br>(vi) Basis of allocation | |
| (d) Shares not offered by the Company for Public subscription :<br>(i) Number of shares not offered<br>(ii) Number of shares allocated to directors<br>(iii) Placing-Number<br>(a) retained by underwriters and official brokers<br>(b) placed with clients offers, underwriters & Official brokers.<br>(c) Placed with market | |
| (e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue.<br><br>(f) When shares offered at a premium which has not accrued to the Company state-<br>(i) reasons therefor<br>(ii) to whom the premium has accrued<br>(iii) amount of such premium | Not applicable |
| 7. Registration of Transfers-<br>Date on and from which Company's Transfer Books are or will open for registering transfers of new shares. | From the date of allotment |

FOR RANBAXY LABORATORIES LTD

Date: July 15, 2009

(S.K. PATAWARI)
COMPANY SECRETARY

**Annexure- A**

(a) Offer price per share :

(i) **2,160 Equity Shares** : Rs. 372.50 per share

2160 Equity Shares (inclusive of 810 additional shares on account of issue of Bonus Shares in October, 2002 in the ratio 3:5)

RANBAXY LABORATORIES LIMITED GURGAON

# FORM 2

Return of allotment

[Pursuant to section 75(1) of the Companies Act, 1956]

**Note - All fields marked in * are to be mandatorily filled.**

1.(a)* Corporate identity number (CIN) of company: L24231PB1961PLC003747 [Pre - Fill]

(b) Global location number (GLN) of company:

2.(a) Name of the company: RANBAXY LABORATORIES LTD

(b) Address of the registered office of the company:
A-11, INDUSTRIAL AREA,SAS NAGAR, MOHALI, ROPAR
Punjab
INDIA
160055

(c) *e-mail ID of the company: secretarial@ranbaxy.com

3.Shares allotted payable in cash

Number of allotments: 1

Date of allotment: 13/07/2009 (DD/MM/YYYY)

| Kind of Shares | ☐ Preference | ☒ Equity |
|---|---|---|
| Brief particulars in respect of terms and conditions, voting rights etc. of shares | | Annexure-I attached. |
| Number of shares allotted | | 2,160 |
| Nominal amount per share (in Rs.) | | 5.00 |
| Total nominal amount (in Rs.) | | 10,800 |
| Amount paid per share on application (excluding premium) (in Rs.) | | 5.00 |
| Total amount paid on application (excluding premium) (in Rs.) | | 10,800 |
| Amount due and payable per share on allotment (excluding premium) (in Rs.) | | 0.00 |
| Total amount paid on allotment (excluding premium) (in Rs.) | | 0.00 |
| Premium amount per share due and payable (if any) (in Rs.) | | 227.81 |
| Total premium amount due and payable (if any) (in Rs.) | | 492,075 |
| Premium amount paid per share (if any) (in Rs.) | | 227.81 |
| Total premium amount paid (if any) (in Rs.) | | 492,075 |
| Amount of discount per share (if any) (in Rs.) | | 0.00 |
| Total discount amount (if any) (in Rs.) | | |
| Amount to be paid on calls per share (if any) (excluding premium) (in Rs.) | | 0.00 |
| Total amount to be paid on calls (if any) (excluding premium) (in Rs.) | | 0.00 |

4.Shares allotted for consideration otherwise than in cash

Number of allotments [ ]

Date of allotment [ ] (DD/MM/YYYY)

| Kind of Shares | ☐ Preference | ☐ Equity |
|---|---|---|
| Brief particulars in respect of terms and conditions, voting rights etc. of shares | | |
| Number of shares allotted | | |
| Nominal amount per share (in Rs.) | | |
| Total nominal amount (in Rs.) | | |
| Amount to be treated as paid-up on each share (in Rs.) | | |
| Premium amount per share (if any) (in Rs.) | | |
| Total premium amount (if any) (in Rs.) | | |
| Amount of discount per share (if any) (in Rs.) | | |
| Total discount amount (if any) (in Rs.) | | |
| The consideration for which such shares have been allotted | | |
| (a) Property and assets acquired<br>Description | | |
| Amount (in Rs.) | | |
| (b) Goodwill<br>Description | | |
| Amount (in Rs.) | | |
| (c) Services (give nature of services)<br>Description | | |
| Amount (in Rs.) | | |
| (d) Other items (to be specified)<br>Description | | |
| Amount (in Rs.) | | |

Whether an agreement or contract is executed in writing for alloting shares for consideration otherwise than in cash ○ Yes ○ No

5. Bonus shares issued

(a) Date of allotment [ ] (DD/MM/YYYY)

(b) Number of bonus shares [ ]

(c) Nominal amount per share (in Rs.) [ ]

(d) Amount to be treated as paid up per share (in Rs.) [ ]

6. Capital structure of the company after taking into consideration the above allotment(s)

(a) *Authorised capital of the company (in Rs.) 3,000,000,000.00

Break up of Authorised capital

| | | | |
|---|---|---|---|
| *Number of equity shares | 598,000,000 | Total amount of equity shares (in Rs.) | 2,990,000,000.00 |
| Nominal amount per equity share | 5 | | |
| *Number of preference shares | 100,000 | Total amount of preference shares (in Rs.) | 10,000,000.00 |
| Nominal amount per preference share | 100 | | |
| Number of unclassified shares | | Total amount of unclassified shares (in Rs.) | |

(b) *Issued capital of the company (in Rs.) 2,101,859,565.00

Break up of Issued capital

| | | | |
|---|---|---|---|
| *Number of equity shares | 420,371,913 | Total amount of equity shares (in Rs.) | 2,101,859,565.00 |
| Nominal amount per equity share | 5 | | |
| *Number of preference shares | 0 | Total amount of preference shares (in Rs.) | |
| Nominal amount per preference share | | | |

(c) *Subscribed capital of the company ( in Rs.) 2,101,859,565.00

Break up of Subscribed capital

| | | | |
|---|---|---|---|
| *Number of equity shares | 420,371,913 | Total amount of equity shares (in Rs.) | 2,101,859,565.00 |
| Nominal amount per equity share | 5.00 | | |
| *Number of preference shares | 0 | Total amount of preference shares (in Rs.) | |
| Nominal amount per preference share | | | |

(d) * Paid up capital of the company ( in Rs.) 2,101,859,565.00

Break up of Paid up capital

| | | | |
|---|---|---|---|
| *Number of equity shares | 420,371,913 | Total amount of equity shares (in Rs.) | 2,101,859,565.00 |
| Nominal amount per equity share | 5.00 | | |
| *Number of preference shares | 0 | Total amount of preference shares (in Rs.) | |
| Nominal amount per preference share | | | |

7. (a) Date of passing the special resolution authorising issue under section 81 | 29/06/2000 | (DD/MM/YYYY)

(b) Service request number (SRN) of Form 23 | Z99999999

8. *Whether complete list of allottees has been enclosed as attachment
In case No, then submit the details of all the allottees in a CD seperately
(•) Yes ( ) No

**Attachments**

1. Copy of the resolution authorising the issue of bonus shares [Attach]
2. *List of allottees (separate list for each allotment, refer instruction kit for format) [Attach]
3. Copy of the resolution for the issue of shares at a discount with a copy of the order of the Central Government [Attach]
4. Copy of the contract or agreement, if any, for allotement of share for consideration otherwise than in cash [Attach]
5. Copy of Board or shareholders' resolution [Attach]
6. Optional attachment(s) - if any [Attach]

List of attachments

Resolution -2160 shares allotted under ESOF
AGM-RES-2000.pdf
AGM Res.2003.pdf
AGM-2005.pdf
List of allottee-2160 shares.pdf
Annexure-1.pdf
covering letter dt. 20.07.2009-ESOP-2160.pd

[Remove attachment]

**Verification**

To the best of my knowledge and belief, the information given in this form and its attachments is correct and complete.

I have been authorised by the Board of directors' resolution number * 39 dated * 19/04/2006 (DD/MM/YYYY) to sign and submit this form.

**To be digitally signed by**

Managing Director or director or manager or secretary of the company

Sushil Kumar Patawari

*Designation: Secretary

*Director identification number of the director or Managing Director; or Income-tax permanent account number(Income-tax PAN) of the manager; or Membership number, if applicable or income-tax PAN of the secretary (secretary of a company who is not a member of ICSI, may quote his/ her income-tax PAN): A3151

**Certificate**

It is hereby certified that I have verified the above particulars (including attachment(s)) from the records of

RANBAXY LABORATORIES LTD

and found them to be true and correct. I further certify that all required attachment(s) have been completely attached to this form.

( ) Chartered accountant (in whole-time practice) or ( ) Cost accountant (in whole-time practice) or

(•) Company secretary (in whole-time practice)

NITYANAND SINGH 713505

*Whether associate or fellow ( ) Associate (•) Fellow

*Membership number or certificate of practice number: 2388

[Modify] [Check Form] [Prescrutiny] [Submit]

**For office use only:**

This e-Form is hereby registered

**Digital signature of the authorising officer** [Confirm submission]

# ANNUAL RETURN

## Form of Annual Return of a Co. Having a Share Capital

The Companies Act, 1956 (1 of 1956)

SCHEDULE V PART II

(See Section 159)

### I. REGISTRATION DETAILS

Registration No. 003747 State Code 16 (Refer Code List 1)

CIN No. L24231PB1961PLC003747

Registration Date 16 06 1961

Date Month Year

Whether shares listed on recognised Stock Exchange(s) Y

Y-Yes, N-No

If Yes, Stock exchange code (Totals) (Refer Code List 2) A 1025 B XXXX

AGM Held Y Y-Yes N-No

Date of AGM/ Due Date 29 05 2009

Date Month Year

### II. Name and Registered Office Address of Company

Company Name RANBAXY LABORATORIES LIMITED

Address A-11 INDUSTRIAL AREA PHASE-III SAHIBZADA

Town/City AJIT SINGH NAGAR MOHALI

State PUNJAB Pin Code 160055

Telephone with STD 0172 2271450-51

Area Code Number

Fax Number 0172 2226925X

Email Address secretarial.@ranbaxy.com

As per Notfn. No. G.S.R. 389 (E), F. No. 3/24/94—CLV, dt. 15-5-95, Dept. of Co. Affairs. and Amended by Notification No. G.S.R. 751(E), dt. 2-11-2002

NITYANAND SINGH & CO. C.P. No. 2388 COMPANY SECRETARIES

## III. Capital Structure of the Company (Amount in Rs. Thousands)

**Authorised Shares Capital Breakup**

| Type of Shares | No. of Shares | Nominal Value (in Rs.) |
|---|---|---|
| (i) Equity | 598000000 | XXXX5 |
| (ii) Preference | XX100000 | XX100 |
| **Total Authorised Capital** | XX3000000 | |

**Issued Share Capital Breakup**

| Type of Share | No. of Shares | Nominal Value (in Rs.) |
|---|---|---|
| (i) Equity | 420369753 | XXXX5 |
| (ii) Preference | XXXXXXXX | XXXXX |
| **Total Issued Capital** | XX2101849 | |

**Subscribed Share Capital Breakup**

| Type of Shares | No. of Shares | Nominal Value (in Rs.) |
|---|---|---|
| (i) Equity | 420369753 | XXXX5 |
| (ii) Preference | XXXXXXXX | XXXXX |
| **Total Subscribed Capital** | XX2101849 | |

NITYANAND SINGH & CO.
C.P. No. 2368
COMPANY SECRETARIES

**Paid up Share Capital Breakup**

| Type of Shares | No. of Shares | Amount Paid up (in Rs.) |
|---|---|---|
| (i) Equity | 420369753 | XXXX5 |
| (ii) Preference | XXXXXXXX | XXXXX |
| Total Paid up Capital | XX2101849 | |

**Debentures Breakup**

| Type of Debenture | No. of Debentures | Nominal Value (in Rs.) |
|---|---|---|
| (i) Non Convertible | | |
| (ii) Partly Convertible | | |
| (iii) Fully Convertible | | |
| Total Amount | | |

N.A.

NITYANAND SINGH & CO.
C.P. No. 2388
COMPANY SECRETARIES

## IV. Directors/Manager/Secretary information (Past and Present)

[ Refer clause 6 of Part I of Schedule V ]

Name: SINGH | HARPAL
Surname | Middle Name | First Name

Nationality: I (I-Indian, F-Foreign)
Date of birth: 11 09 1949 (Date Month Year)

Chairman w.e.f 27.04.2007

Designation: D
C-Chairman cum Managing Director
W-Whole Time Director, S-Secretary, R-Manager
D-Director, M-Managing director

Date of Appointment: 10 07 2000 (Date Month Year)
Date of Ceasing: 19 12 2008 (Date Month Year)

Election Commission Identity Card No. (if issued):

---

Name: RAM | BHARAT | VIVEK
Surname | Middle Name | First Name

Nationality: I (I-Indian, F-Foreign)
Date of birth: 24 10 1943 (Date Month Year)

Designation: D
C-Chairman cum Managing Director
W-Whole Time Director, S-Secretary, R-Manager
D-Director, M-Managing Director

Date of Appointment: 18 09 1982 (Date Month Year)
Date of Ceasing: 19 12 2008 (Date Month Year)

Election Commission Identity Card No. (if issued):

---

Name: DAS | GURCHARAN
Surname | Middle Name | First Name

Nationality: I (I-Indian, F-Foreign)
Date of birth: 03 10 1943 (Date Month Year)

Designation: D
C-Chairman cum Managing Director
W-Whole Time Director, S-Secretary, R-Manager
D-Director, M-Managing Director

Date of Appointment: 23 01 2004 (Date Month Year)
Date of Ceasing: 19 12 2008 (Date Month Year)

Election Commission Identity Card No. (if issued):

NITYANAND SINGH & CO. COMPANY SECRETARIES C.P. No. 2388

IV. Directors/Manager/Secretary Information (Contd.)

| | |
|---|---|
| Residential Address | B-10 ANAND NIKETAN |
| | |
| Town / City | NEW DELHI |
| District | NEW DELHI |
| State | NCT OF DELHI |
| Pin Code | 110021 |

| | |
|---|---|
| Residential Address | 23/24 MAULSARI AVENUE |
| | WESTEND GREEN FARMS |
| Town / City | PHASE-I RAJOKRI NEW |
| District | DELHI |
| State | NCT OF DELHI |
| Pin Code | 110038 |

| | |
|---|---|
| Residential Address | 124 JOR BAGH |
| | |
| Town/City | NEW DELHI |
| District | |
| State | NCT OF DELHI |
| Pin Code | 110003 |

*Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO. C.P. No. 2388 COMPANY SECRETARIES

## IV. Directors/Manager/Secretary information (Past and Present)

[ Refer clause 6 of Part I of Schedule V ]

| | | | |
|---|---|---|---|
| Name | GODHWANI | | SUNIL |
| | Surname | Middle Name | First Name |
| Nationality | I (I-Indian, F-Foreign) | Date of birth | 10 / 12 / 1960 (Date / Month / Year) |
| Designation | D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director) | | |
| Date of Appointment | 31 / 05 / 2007 (Date / Month / Year) | Date of Ceasing | 24 / 05 / 2009 (Date / Month / Year) |
| Election Commission Identity Card No. (if issued) | | | |

| | | | |
|---|---|---|---|
| Name | KAMPANI | N | NIMESH |
| | Surname | Middle Name | First Name |
| Nationality | I (I-Indian, F-Foreign) | Date of birth | 30 / 09 / 1946 (Date / Month / Year) |
| Designation | D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director) | | |
| Date of Appointment | 20 / 11 / 1997 (Date / Month / Year) | Date of Ceasing | 03 / 11 / 2008 (Date / Month / Year) |
| Election Commission Identity Card No. (if issued) | | | |

| | | | |
|---|---|---|---|
| Name | JOSHI | SINGH | PREETINDER |
| | Surname | Middle Name | First Name |
| Nationality | I (I-Indian, F-Foreign) | Date of birth | 17 / 11 / 1947 (Date / Month / Year) |
| Designation | D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director) | | |
| Date of Appointment | 09 / 05 / 1995 (Date / Month / Year) | Date of Ceasing | 19 / 12 / 2008 (Date / Month / Year) |
| Election Commission Identity Card No. (if issued) | | | |

NITYANAND SINGH & CO. COMPANY SECRETARIES C.P. No. 238

## IV. Directors/Manager/Secretary Information (Contd.)

Residential Address: A-2 INAYAT FARM ASOLA
FATEHPUR BERI PO

Town / City: MEHRAULI NEW DELHI

District:

State: NCT OF DELHI

Pin Code: 110030

---

Residential Address: 123 MAKER TOWER B
CUFFE PARADE

Town / City: MUMBAI

District:

State: MAHARASHTRA

Pin Code: 400005

---

Residential Address: MAHARAJ SAWAN SINGH
CHARITABLE HOSPITAL

Town/City: BEAS

District:

State: PUNJAB

Pin Code: 143201

---

*Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO.
C.P. No. 2388
COMPANY SECRETARIES

## IV. Directors/Manager/Secretary information (Past and Present)

[ Refer clause 6 of Part I of Schedule V ]

| | |
|---|---|
| Name | KAUL (Surname) KUMAR (Middle Name) VINAY (First Name) |
| Nationality | I (I-Indian, F-Foreign) |
| Date of birth | 06 (Date) 04 (Month) 1944 (Year) |
| Designation | D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director) |
| Date of Appointment | 01 (Date) 01 (Month) 2004 (Year) |
| Date of Ceasing | 19 (Date) 12 (Month) 2008 (Year) |
| Election Commission Identity Card No. (if issued) | |

---

| | |
|---|---|
| Name | MEHRA (Surname) (Middle Name) VIVEK (First Name) |
| Nationality | I (I-Indian, F-Foreign) |
| Date of birth | 21 (Date) 04 (Month) 1955 (Year) |
| Designation | D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director) |
| Date of Appointment | 09 (Date) 07 (Month) 2001 (Year) |
| Date of Ceasing | 19 (Date) 12 (Month) 2008 (Year) |
| Election Commission Identity Card No. (if issued) | |

---

| | |
|---|---|
| Name | MEHROTRA (Surname) (Middle Name) RAVI (First Name) |
| Nationality | I (I-Indian, F-Foreign) |
| Date of birth | 28 (Date) 01 (Month) 1961 (Year) |
| Designation | D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director) |
| Date of Appointment | 28 (Date) 07 (Month) 2005 (Year) |
| Date of Ceasing | 19 (Date) 12 (Month) 2008 (Year) |
| Election Commission Identity Card No, (if issued) | |

NITYANAND SINGH & CO. C.P. No. 2388 COMPANY SECRETARIES

## IV. Directors/Manager/Secretary Information (Contd.)

Residential Address: 8202 & 820A B-11
VASANT KUNJ

Town / City: NEW DELHI

District:

State: NCT OF DELHI

Pin Code: 110070

---

Residential Address: B-31A NEW FRIENDS
COLONY

Town / City: NEW DELHI

District:

State: NCT OF DELHI

Pin Code: 110065

---

Residential Address: APPT NO 303 TAJ
WELLINGTON MEWS 33

Town/City: 33 NATHALAL PAREKH

District: MARG NEAR COOPERAGE
MUMBAI

State: MAHARASHTRA

Pin Code: 400001

---

*Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO. C.P. No. 2388 COMPANY SECRETARIES

## IV. Directors/Manager/Secretary information (Past and Present)

[ Refer clause 6 of Part I of Schedule V ]

| | |
|---|---|
| Name | S I N G H M O H A N S H I V I N D E R |
| | Surname / Middle Name / First Name |
| Nationality | I (I-Indian, F-Foreign) |
| Date of birth | 21 07 1975 (Date / Month / Year) |
| Designation | D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director) |
| Date of Appointment | 18 01 2006 (Date / Month / Year) |
| Date of Ceasing | 19 12 2008 (Date / Month / Year) |
| | (Appointed in casual vacancy of Mr. J.W. Balani)* |
| Election Commission Identity Card No. (if issued) | |

| | |
|---|---|
| Name | S I N G H D A U L E T S U R E N D R A |
| | Surname / Middle Name / First Name |
| Nationality | I (I-Indian, F-Foreign) |
| Date of birth | 04 06 1942 (Date / Month / Year) |
| Designation | D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director) |
| Date of Appointment | 01 08 1997 (Date / Month / Year) |
| Date of Ceasing | 15 12 2008 (Date / Month / Year) |
| Election Commission Identity Card No. (if issued) | |

| | |
|---|---|
| Name | S I N G H M O H A N M A L V I N D E R |
| | Surname / Middle Name / First Name |
| Nationality | I (I-Indian, F-Foreign) |
| Date of birth | 27 11 1972 (Date / Month / Year) |
| Designation | Chief Executive OFFICER AND MANAGING DIRECTOR w.e.f. 18.01.2006 (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director) |
| Date of Appointment | as Whole-Time DIRECTOR 18 01 2006 (Date / Month / Year) |
| Date of Ceasing | 19 12 2008 (Date / Month / Year) |
| Election Commission Identity Card No. (if issued) | |

*: Subsequently in 30.05.08 AGM. He was appointed as Director.

NITYANAND SINGH & CO. COMPANY SECRETARIES C.P. No. 2[illegible]

## IV. Directors/Manager/Secretary Information (Contd.)

Residential Address: 1 SOUTH END LANE

Town / City: NEW DELHI

District:

State: NCT OF DELHI

Pin Code: 110011

---

Residential Address: FLAT NO 2 11 AURANGZEB ROAD

Town / City: NEW DELHI

District:

State: NCT OF DELHI

Pin Code: 110011

---

Residential Address: VISTAS 26 MAULSARI AVENUE NESTEND GREEN

Town/City: FARMS RAJKORI N DELHI

District:

State: NCT OF DELHI

Pin Code: 110038

---

*Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO. C.P. No. 2388 COMPANY SECRETARIES

## IV. Directors/Manager/Secretary information (Past and Present)

[ Refer clause 6 of Part I of Schedule V ]

**Name:** SINGH MOHAN MALVINDER
(Surname / Middle Name / First Name)

**Nationality:** I (I-Indian ✓, F-Foreign)

Date of birth: 27 / 11 / 1972 (Date / Month / Year)

APPOINTED AS CHAIRMAN CEO & MANAGING DIRECTOR w.e.f. 19.12.2008

**Designation:** C
C-Chairman cum Managing Director
W-Whole Time Director, S-Secretary, R-Manager
D-Director, M-Managing director

**Date of Appointment:** 19 / 12 / 2008 (Date / Month / Year)

Date of Ceasing: 24 / 05 / 2009 (Date / Month / Year)

Election Commission Identity Card No. (if issued):

---

**Name:** TEMPEST W BRIAN DR
(Surname / Middle Name / First Name)

**Nationality:** F (I-Indian, F-Foreign ✓)

Date of birth: 13 / 06 / 1947 (Date / Month / Year)

**Designation:** D
C-Chairman cum Managing Director
W-Whole Time Director, S-Secretary, R-Manager
D-Director ✓, M-Managing Director

**Date of Appointment:** 17 / 01 / 2008 (Date / Month / Year)

Date of Ceasing: 19 / 12 / 2008 (Date / Month / Year)

Election Commission Identity Card No. (if issued):

---

**Name:** SOBTI ATUL
(Surname / Middle Name / First Name)

**Nationality:** I (I-Indian ✓, F-Foreign)

Date of birth: 24 / 04 / 1954 (Date / Month / Year)

**Designation:** W
C-Chairman cum Managing Director
W-Whole Time Director ✓, S-Secretary, R-Manager
D-Director, M-Managing Director

**Date of Appointment:** 18 / 01 / 2007 (Date / Month / Year)

Date of Ceasing: 24 / 05 / 2009 (Date / Month / Year)

Election Commission Identity Card No. (if issued):

NITYANAND SINGH & CO. C.P. No. 2386 COMPANY SECRETARIES

## IV. Directors/Manager/Secretary Information (Contd.)

| | |
|---|---|
| Residential Address | VISTAS 26 MAULSARI |
| | AVENUE WESTEND GREEN |
| Town / City | FARMS RAJKORI N DELHI |
| District | |
| State | NCT OF DELHI |
| Pin Code | 110038 |

| | |
|---|---|
| Residential Address | TANGLE WOOD STREET |
| | LENOARDS HILL WINDSOR |
| Town / City | UNITED KINGDOM |
| District | |
| State | |
| Pin Code | |

| | |
|---|---|
| Residential Address | 909 SOUTH CITY HEIGHT |
| | SOUTH CITY GURGAON |
| Town/City | GURGAON |
| District | |
| State | HARYANA |
| Pin Code | 122001 |

*Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO. C.P. No. 2388 COMPANY SECRETARIES

## IV. Directors/Manager/Secretary information (Past and Present)

[Refer clause 6 of Part I of Schedule V]

| | |
|---|---|
| Name | SOBTI (Surname) / — (Middle Name) / ATUL (First Name) |
| Nationality | I — I-Indian, F-Foreign |
| Date of birth (Date / Month / Year) | |
| Designation | M — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director. CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR w.e.f. 24.05.2009 |
| Date of Appointment (Date / Month / Year) | 24 / 05 / 2009 |
| Date of Ceasing (Date / Month / Year) | -- / -- / ---- |
| Election Commission Identity Card No. (if issued) | |

| | |
|---|---|
| Name | ADIGE (Surname) / L (Middle Name) / RAMESH (First Name) |
| Nationality | I — I-Indian, F-Foreign |
| Date of birth (Date / Month / Year) | 18 / 06 / 1950 |
| Designation | W — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director |
| Date of Appointment (Date / Month / Year) | 18 / 01 / 2005 |
| Date of Ceasing (Date / Month / Year) | 19 / 12 / 2008 |
| Election Commission Identity Card No. (if issued) | |

| | |
|---|---|
| Name | DHILLON (Surname) / SINGH (Middle Name) / BALINDER (First Name) |
| Nationality | F — I-Indian, F-Foreign |
| Date of birth (Date / Month / Year) | 06 / 09 / 1966 |
| Designation | D — C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director |
| Date of Appointment (Date / Month / Year) | 19 / 12 / 2008 |
| Date of Ceasing (Date / Month / Year) | 24 / 05 / 2009 |
| Election Commission Identity Card No. (if issued) | |

NITYANAND SINGH & CO. COMPANY SECRETARIES C.P. No. 2388

## IV. Directors/Manager/Secretary Information (Contd.)

| | |
|---|---|
| Residential Address | 909 SOUTH CITY HEIGHTS |
| | SOUTH CITY GURGAON |
| Town / City | GURGAON |
| District | |
| State | HARYANA |
| Pin Code | 122001 |

| | |
|---|---|
| Residential Address | C-12 IST FLOOR |
| | HAUZ KHAS |
| Town / City | NEW DELHI |
| District | |
| State | NCT OF DELHI |
| Pin Code | 110016 |

| | |
|---|---|
| Residential Address | HOUSE NO 139 SECTOR |
| | 8-A CHANDIGARH |
| Town/City | CHANDIGARH |
| District | |
| State | UNION TERRITY |
| Pin Code | 160018 |

*Note : Additional Sheets may be attached if needed.

NITYANAND SINGH & CO. C.P. No. 2388 COMPANY SECRETARIES

## IV. Directors/Manager/Secretary information (Past and Present)

[ Refer clause 6 of Part I of Schedule V ]

|  |  |
|---|---|
| Name | Surname: SHODA; Middle Name: ; First Name: TAKASHI |
| Nationality | F (I-Indian, F-Foreign) |
| Date of birth | 21 / 06 / 1948 (Date / Month / Year) |
| Designation | D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director) |
| Date of Appointment | 19 / 12 / 2008 (Date / Month / Year) |
| Date of Ceasing | (Date / Month / Year) |
| Election Commission Identity Card No. (if issued) | |

|  |  |
|---|---|
| Name | Surname: UNE; Middle Name: ; First Name: TSUTOMU |
| Nationality | F (I-Indian, F-Foreign) |
| Date of birth | 11 / 12 / 1947 (Date / Month / Year) |
| Designation | D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director) — Chairman w.e.f 24.05.2009 |
| Date of Appointment | 19 / 12 / 2008 (Date / Month / Year) |
| Date of Ceasing | (Date / Month / Year) |
| Election Commission Identity Card No. (if issued) | |

|  |  |
|---|---|
| Name | Surname: WILD; Middle Name: HUGH; First Name: ANTHONY |
| Nationality | F (I-Indian, F-Foreign) |
| Date of birth | 22 / 06 / 1948 (Date / Month / Year) |
| Designation | D (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director) |
| Date of Appointment | 19 / 12 / 2008 (Date / Month / Year) |
| Date of Ceasing | (Date / Month / Year) |
| Election Commission Identity Card No. (if issued) | |

NITYANAND SINGH & CO. COMPANY SECRETARIES C.P. No. 2388

## IV. Directors/Manager/Secretary Information (Contd.)

| | |
|---|---|
| Residential Address | 425-27 TOTSUKA-CHO |
| | TOTSUKA-KU |
| Town / City | YOKOHAMA CITY TOKYO |
| District | KANAGAWA |
| State | |
| Pin Code | 2440003 |

---

| | |
|---|---|
| Residential Address | 1-50-17-603 CHUO |
| | NAKANA-KU |
| Town / City | TOKYO |
| District | |
| State | |
| Pin Code | 1640011 |

---

| | |
|---|---|
| Residential Address | 110 CENTRAL PARK SOUTH |
| | APT 12-B |
| Town/City | NEW YORK |
| District | |
| State | |
| Pin Code | 10019 |

*Note : Additional Sheets may be attached if needed.

MANJEET SINGH & CO. C.P. No. 2388 COMPANY SECRETARIES

## IV. Directors/Manager/Secretary information (Past and Present)

[ Refer clause 6 of Part I of Schedule V ]

| | | | |
|---|---|---|---|
| Name | Surname: WATANABE | Middle Name: | First Name: AKIHIRO |
| Nationality | F | I-Indian / F-Foreign | Date of birth: 18 (Date) 02 (Month) 1959 (Year) |
| Designation | D | C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director | |
| Date of Appointment | 19 (Date) 12 (Month) 2008 (Year) | Date of Ceasing | Date: Month: Year: |
| Election Commission Identity Card No. (if issued) | | | |

| | | | |
|---|---|---|---|
| Name | Surname: SHAH | Middle Name: VIREN | First Name: RAJESH |
| Nationality | I | I-Indian / F-Foreign | Date of birth: 01 (Date) 10 (Month) 1951 (Year) |
| Designation | D | C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director | |
| Date of Appointment | 19 (Date) 12 (Month) 2008 (Year) | Date of Ceasing | Date: Month: Year: |
| Election Commission Identity Card No. (if issued) | | | |

| | | | |
|---|---|---|---|
| Name | Surname: SHROFF | Middle Name: KEKU | First Name: PERCY |
| Nationality | I | I-Indian / F-Foreign | Date of birth: 18 (Date) 01 (Month) 1952 (Year) |
| Designation | D | C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director | |
| Date of Appointment | 27 (Date) 03 (Month) 2009 (Year) | Date of Ceasing | Date: Month: Year: |
| Election Commission Identity Card No. (if issued) | | | |

NITYANAND SINGH & CO. C.P. No. 2388 COMPANY SECRETARIES

## IV. Directors/Manager/Secretary Information (Contd.)

| | |
|---|---|
| Residential Address | 60-25-22 SEIJO |
| | SETAGAYA-KU |
| Town / City | TOKYO |
| District | |
| State | |
| Pin Code | 1570066 |

| | |
|---|---|
| Residential Address | 7 JANKI KUTIR |
| | JUHU TARA ROAD JUHU |
| Town / City | MUMBAI |
| District | |
| State | MAHARASHTRA |
| Pin Code | 400049 |

| | |
|---|---|
| Residential Address | EG-1/11 GARDEN ESTATE |
| | GURGAON MEHRAULI ROAD |
| Town/City | GURGAON |
| District | |
| State | HARYANA |
| Pin Code | 122002 |

*Note : Additional Sheets may be attached if needed.

C.P. No. 2388 COMPANY SECRETARIES

## IV. Directors/Manager/Secretary information (Past and Present)

[ Refer clause 6 of Part I of Schedule V ]

Name: P A T A W A R I  K U M A R  S U S H I L
(Surname / Middle Name / First Name)

Nationality: I (I-Indian / F-Foreign)

Date of birth: 15 06 1955 (Date / Month / Year)

Designation: S (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing director)

Date of Appointment: 21 09 1995 (Date / Month / Year)

Date of Ceasing: (Date / Month / Year)

Election Commission Identity Card No. (if issued):

---

Name:
(Surname / Middle Name / First Name)

Nationality: (I-Indian / F-Foreign)

Date of birth: (Date / Month / Year)

Designation: (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)

Date of Appointment: (Date / Month / Year)

Date of Ceasing: (Date / Month / Year)

Election Commission Identity Card No. (if issued):

---

Name:
(Surname / Middle Name / First Name)

Nationality: (I-Indian / F-Foreign)

Date of birth: (Date / Month / Year)

Designation: (C-Chairman cum Managing Director, W-Whole Time Director, S-Secretary, R-Manager, D-Director, M-Managing Director)

Date of Appointment: (Date / Month / Year)

Date of Ceasing: (Date / Month / Year)

Election Commission Identity Card No. (if issued):

NITYANAND SIN... C.P. No. 236... COMPANY SECRETARIES

V. Details of Shares/Debentures held at date of AGM (Contd.)

| | |
|---|---|
| Address | 1 4 / 8 4 1 S T F L O O R |
| | V I K R A M V I H A R L A J P A T |
| Town/City | N A G A R - I V N E W D E L H I |
| District | |
| State | N C T O F D E L H I |
| Pin Code | 1 1 0 0 2 4 |

| | |
|---|---|
| Address | |
| | |
| Town/City | |
| District | |
| State | |
| Pin Code | |

N.A

| | |
|---|---|
| Address | |
| | |
| Town/City | |
| District | |
| State | |
| Pin Code | |

## VI. Details of Shares/Debentures Transfers since Date of last AGM

(or in the case of the first return at any time since the incorporation of the company)*

Date of Previous AGM 30 (Date) 05 (Month) 2008 (Year)

---

Date of Registration of Transfer of Shares ☐☐ Date ☐☐ Month ☐☐☐☐ Year

Type of transfer ☐ 1-Equity, 2-Preference Shares. 3-Debentures, 4-Stock

Number of Shares/ Debentures Transferred ☐☐☐☐☐☐ Amount per Share (in Rs.) ☐☐☐☐☐☐

Ledger Folio of Transferor ☐☐☐☐☐☐

Transferor's Name ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐
Surname Middle Name First Name

Ledger Folio of Transferee ☐☐☐☐☐☐

Transferee's Name ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐
Surname Middle Name First Name

Nil

---

Date of Registration of Transfer of Shares ☐☐ Date ☐☐ Month ☐☐☐☐ Year

Type of transfer ☐ 1-Equity, 2-Preference Shares. 3-Debentures, 4-Stock

Number of Shares/ Debentures Transferred ☐☐☐☐☐☐ Amount per Share (in Rs.) ☐☐☐☐☐☐

Ledger Folio of Transferor ☐☐☐☐☐☐

Transferor's Name ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐
Surname Middle Name First Name

Ledger Folio of Transferee ☐☐☐☐☐☐

Transferee's Name ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐
Surname Middle Name First Name

---

*Note : Saparate sheet may be attached if needed. If number of such transactions exceed 10, if so desired a tax file may be submitted on a floppy or a cartridge tape in the format given in Annexure-IV.

NITYANAND & CO. COMPANY SECRETARIES C.P. No. 258

## VII. Indebtedness of the Company

(Amount in Rs. Thousands) [Secured Loans including interest outstanding/accrued but not due for payment]

Amount 1620718748
as on 31.12.2008

## VIII. Equity Share Capital Breakup (Percentage of Total Equity)

(i) Govt. [Central & State(s)]
—

(ii) Govt. Companies
—

(iii) Public Financial Institutions
9.19

(iv) Nationalised/Other Banks
0.34

(v) Mutual Funds
2.62

(vi) Venture Capital
—

(vii) Foreign Holdings FIIs/FCs/FFIs/NRIs/OCBs)
69.58

(Viii) Bodies Corporate (Not Mentioned Above)
5.57

(ix) Directors/Relatives of Directors
0.00

(x) Other top 50 Share Holders [Other than those listed above]
1.14

NITYA... C.P. No. 2388 COMPANY SECRETARIES

We certify that

(a) the return states the facts as they stood on the date of the annual general meeting aforesaid, correctly and completely :

(b) since the date of the last annual return the transfer of all shares, debentures, the issue of all further certificates of shares and debentures have been appropriately recorded in the books maintained for the purpose ;

(c) the whole of amounts envisaged in clauses (a) to (e) of sub-section (2) of section 205C of the companies Act, 1956 remaining unpaid or unclaimed for a period of seven years from the date they become payable by a company have been credited to the investor education and protection fund.

(d) the company has not, since the date of the annual general meeting with reference to which the last return was submitted, or in the case of a first return, since the date of the incorporation of the company, issued any invitation to the public to subscribe for any shares or debentures of the company ;

(e) where the annual return discloses the fact that the number of members of the company exceeds fifty, the excess consists wholly of persons who under sub-clause(I) section 3 are not to be included in the reckoning the number of fifty.

(f) since the date of annual general meeting with reference to which the first return was submitted or in the case of a first return since the date of the incorporation of the private company, no public company or deemed public company has or have held twenty five percent, or more of its paid up share capital :

(g) the company did not have an average turnover of Rs. Ten Crores or more during the relevant period :

(h) since the date of the annual general meeting with reference to which the last annual return was submitted or since the date of incorporation of the company, if it is first return, the company did not hold twenty five percent or more of the paid up share capital of one or more public companies : and

(i) the private company did not accept or renew or invite deposits from the public.

**For RANBAXY LABORATORIES LTD.**

[signature]

**CEO & Managing Director**

(Atul Sobti)

**For RANBAXY LABORATORIES LTD.**

[signature]

**Company Secretary**

Signed (S.K. Patowari)

Director :

Director/Managing Director :

Manager/Secretory :

Secretary in whole time practice :

CP No. :

C.P. No. 2388 COMPANY SECRETARIES

Note : Certificates to be given by a Director and Manager/Secretary or by two Directors where there is no manager or secretary. In the case of a company whose shares are listed on a recognised stock exchange, the certificates shall also be signed by a secretary in whole time practice.